Exhibit 99.1

Westlake Chemical OpCo LP
Financial Statements for the quarterly period ended June 30, 2016

WESTLAKE CHEMICAL OPCO LP
BALANCE SHEETS
(Unaudited)

	June 30, 2016	December 31, 2015

	(in thousands of dollars)
ASSETS
Current assets
Cash and cash equivalents	$142,339	$163,430
Accounts receivable—Westlake Chemical Corporation ("Westlake")	59,118	39,655
Accounts receivable, net—third parties	9,620	11,927
Inventories	2,493	3,879
Prepaid expenses and other current assets	73	267
Total current assets	213,643	219,158
Property, plant and equipment, net	1,203,249	1,020,469
Receivable from Westlake	28,248	—
Other assets, net
Goodwill	5,814	5,814
Deferred charges and other assets, net	92,362	38,343
Total other assets, net	98,176	44,157
Total assets	$1,543,316	$1,283,784
LIABILITIES
Current liabilities
Accounts payable—Westlake	$26,127	$15,164
Accounts payable—third parties	67,167	18,737
Accrued liabilities	75,405	21,873
Total current liabilities	168,699	55,774
Long-term debt payable to Westlake	379,997	248,665
Deferred income taxes	1,712	1,392
Total liabilities	550,408	305,831
Commitments and contingencies (Notes 8 and 12)
EQUITY
Limited partners interest—Westlake	521,008	508,038
Limited partners interest—Westlake Chemical Partners LP	471,900	469,915
Total equity	992,908	977,953
Total liabilities and equity	$1,543,316	$1,283,784
The accompanying notes are an integral part of these financial statements.

WESTLAKE CHEMICAL OPCO LP
STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

	(in thousands of dollars)
Revenue
Net sales—Westlake	$181,635	$204,669	$412,895	$413,582
Net co-product, ethylene and other sales—third parties	29,206	47,036	50,550	96,514
Total net sales	210,841	251,705	463,445	510,096
Cost of sales	122,460	157,177	264,650	319,341
Gross profit	88,381	94,528	198,795	190,755
Selling, general and administrative expenses	5,174	5,191	10,452	10,237
Income from operations	83,207	89,337	188,343	180,518
Other income (expense)
Interest expense—Westlake	(221)	(856)	(472)	(2,232)
Other income, net	159	34	243	39
Income before income taxes	83,145	88,515	188,114	178,325
Provision for (benefit from) income taxes	297	(41)	696	426
Net income	$82,848	$88,556	$187,418	$177,899
The accompanying notes are an integral part of these financial statements.

WESTLAKE CHEMICAL OPCO LP
STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Limited Partners Interest - Westlake	Limited Partners Interest - Westlake Chemical Partners LP	Total

	(in thousands of dollars)
Balances at December 31, 2014	$504,854	$330,985	$835,839
Net income	156,690	21,209	177,899
Capital contribution from Westlake Chemical Partners LP for additional interest	—	135,341	135,341
Quarterly distributions	(169,101)	(20,002)	(189,103)
Balances at June 30, 2015	$492,443	$467,533	$959,976

Balances at December 31, 2015	$508,038	$469,915	$977,953
Net income	162,536	24,882	187,418
Quarterly distributions	(149,566)	(22,897)	(172,463)
Balances at June 30, 2016	$521,008	$471,900	$992,908
The accompanying notes are an integral part of these financial statements.

WESTLAKE CHEMICAL OPCO LP
STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2016	2015

	(in thousands of dollars)
Cash flows from operating activities
Net income	$187,418	$177,899
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	41,182	40,195
Provision for doubtful accounts	37	170
Loss from disposition of property, plant and equipment	2,467	124
Deferred income taxes	320	(234)
Changes in operating assets and liabilities
Accounts receivable—third parties	2,270	15,275
Net accounts receivable—Westlake	(36,748)	(8,764)
Inventories	1,386	2,778
Prepaid expenses and other current assets	194	182
Accounts payable	24,833	4,673
Accrued and other liabilities	26,775	2,019
Other, net	(61,659)	(709)
Net cash provided by operating activities	188,475	233,608
Cash flows from investing activities
Additions to property, plant and equipment	(168,533)	(95,514)
Proceeds from disposition of assets	98	—
Net cash used for investing activities	(168,435)	(95,514)
Cash flows from financing activities
Proceeds from debt payable to Westlake	131,832	53,354
Repayment of debt payable to Westlake	(500)	(135,341)
Capital contribution from Westlake Chemical Partners LP for additional interest	—	135,341
Quarterly distributions	(172,463)	(189,103)
Net cash used for financing activities	(41,131)	(135,749)
Net (decrease) increase in cash and cash equivalents	(21,091)	2,345
Cash and cash equivalents at beginning of period	163,430	131,545
Cash and cash equivalents at end of period	$142,339	$133,890
The accompanying notes are an integral part of these financial statements.

WESTLAKE CHEMICAL OPCO LP
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
(in thousands of dollars)

1. Description of Business and Basis of Presentation
Description of Business
Westlake Chemical OpCo LP ("OpCo") was formed on May 6, 2014 by Westlake. On August 4, 2014, Westlake Chemical Partners LP (the "Partnership"), a Delaware limited partnership formed in March 2014, completed its initial public offering (the "IPO") of 12,937,500 common units representing limited partner interests in OpCo. In connection with the IPO, the Partnership acquired a 10.6% interest in OpCo and a 100% interest in Westlake Chemical OpCo GP LLC ("OpCo GP"), the general partner of OpCo. On April 29, 2015, the Partnership purchased an additional 2.7% newly-issued limited partner interest in OpCo for approximately $135,341, resulting in an aggregate 13.3% limited partner interest in OpCo. OpCo owns three natural gas liquids processing facilities and a common carrier ethylene pipeline. Westlake retained an 86.7% noncontrolling interest in OpCo.
Basis of Presentation
The accompanying unaudited interim financial statements were prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim periods. Accordingly, certain information and footnotes required for complete financial statements under generally accepted accounting principles in the United States ("U.S. GAAP") have not been included. These interim financial statements should be read in conjunction with the December 31, 2015 combined financial statements and notes thereto of OpCo included in the Westlake Chemical Corporation annual report on Form 10-K for the fiscal year ended December 31, 2015 (the "2015 Form 10-K"), filed with the SEC on February 24, 2016. These financial statements have been prepared in conformity with the accounting principles and practices as disclosed in the notes to the financial statements of OpCo for the fiscal year ended December 31, 2015.
References to "Westlake" in these financial statements refer collectively to Westlake Chemical Corporation and its subsidiaries, other than the Partnership, OpCo and OpCo GP.
In the opinion of the management, the accompanying unaudited interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of OpCo's financial position as of June 30, 2016, its results of operations for the three and six months ended June 30, 2016 and 2015 and the changes in its cash position for the six months ended June 30, 2016 and 2015.
Results of operations and changes in cash position for the interim periods presented are not necessarily indicative of the results that will be realized for the fiscal year ending December 31, 2016 or any other interim period. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Recent Accounting Pronouncements
Revenue from Contracts with Customers (ASU No. 2014-09)
In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standards update on a comprehensive new revenue recognition standard that will supersede the existing revenue recognition guidance. The new accounting guidance creates a framework by which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. In 2016, the FASB issued various additional authoritative guidance for the new revenue recognition standard. The accounting standard will be effective for reporting periods beginning after December 15, 2017. OpCo is in the process of evaluating the impact that the new accounting guidance will have on its financial position, results of operations and cash flows.

WESTLAKE CHEMICAL OPCO LP
NOTES TO FINANCIAL STATEMENTS—Continued
(Unaudited)
(in thousands of dollars)

Leases (ASU No. 2016-02)
In February 2016, the FASB issued an accounting standards update on a new lease standard that will supersede the existing lease guidance. The standard requires a lessee to recognize assets and liabilities related to long-term leases that are classified as operating leases under current guidance on its balance sheet. An asset would be recognized related to the right to use the underlying asset and a liability would be recognized related to the obligation to make lease payments over the term of the lease. The standard also requires expanded disclosures related to leases. The accounting standard will be effective for reporting periods beginning after December 15, 2018. OpCo is in the process of evaluating the impact that the new accounting guidance will have on its financial position, results of operations and cash flows.
Credit Losses (ASU No. 2016-13)
In June 2016, the FASB issued an accounting standards update providing new guidance for the accounting for credit losses on loans and other financial instruments. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments. The standard also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The accounting standard will be effective for reporting periods beginning after December 15, 2019. OpCo is in the process of evaluating the impact that the new accounting guidance will have on its financial position, results of operations and cash flows.
2. Financial Instruments
Cash Equivalents
OpCo had $29,994 of held-to-maturity securities with original maturities of three months or less, primarily consisting of corporate debt securities, classified as cash equivalents at June 30, 2016. OpCo's investments in held-to-maturity securities are held at amortized cost, which approximates fair value. There were no held-to-maturity securities, classified as cash equivalents, at December 31, 2015.
3. Accounts Receivable—Third Parties
Accounts receivable—third parties consist of the following:

	June 30, 2016	December 31, 2015
Trade customers	$9,827	$12,097
Allowance for doubtful accounts	(207)	(170)
Accounts receivable, net—third parties	$9,620	$11,927
4. Inventories
Inventories consist of the following:

	June 30, 2016	December 31, 2015
Finished products	$2,259	$3,527
Feedstock, additives and chemicals	234	352
Inventories	$2,493	$3,879

WESTLAKE CHEMICAL OPCO LP
NOTES TO FINANCIAL STATEMENTS—Continued
(Unaudited)
(in thousands of dollars)

5. Property, Plant and Equipment
As of June 30, 2016, OpCo had property, plant and equipment, net totaling $1,203,249. OpCo assesses these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including when negative conditions such as significant current or projected operating losses exist. Other factors considered by OpCo when determining if an impairment assessment is necessary include, but are not limited to, significant changes or projected changes in supply and demand fundamentals (which would have a negative impact on operating rates or margins), new technological developments, new competitors with significant raw material or other cost advantages, adverse changes associated with the U.S. and world economies and uncertainties associated with governmental actions. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.
Depreciation expense on property, plant and equipment of $17,094 and $16,182 is included in cost of sales in the statements of operations for the three months ended June 30, 2016 and 2015, respectively. Depreciation expense on property, plant and equipment of $33,647 and $31,775 is included in cost of sales in the statements of operations for the six months ended June 30, 2016 and 2015, respectively.
6. Other Assets
Other assets consist of the following:

	June 30, 2016			December 31, 2015
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Intangible asset—Goodwill	$5,814	$—	$5,814	$5,814	$—	$5,814
Deferred charges and other assets, net
Turnaround costs	138,924	(52,347)	86,577	100,020	(67,767)	32,253
Other	8,710	(2,925)	5,785	8,710	(2,620)	6,090
Total deferred charges and other assets, net	147,634	(55,272)	92,362	108,730	(70,387)	38,343
Other assets, net	$153,448	$(55,272)	$98,176	$114,544	$(70,387)	$44,157
Amortization expense on other assets of $3,692 and $4,210 is included in the statements of operations for the three months ended June 30, 2016 and 2015, respectively. Amortization expense on other assets of $7,535 and $8,420 is included in the statements of operations for the six months ended June 30, 2016 and 2015, respectively.
7. Related Party Transactions
OpCo regularly enters into related party transactions with Westlake. See below for a description of transactions with related parties.
Sales to Related Parties
OpCo sells ethylene to Westlake under the Ethylene Sales Agreement. Additionally, OpCo from time to time provides other services or products for which it charges Westlake a fee.
Sales to related parties were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net sales—Westlake	$181,635	$204,669	$412,895	$413,582
Cost of Sales from Related Parties
Charges for goods and services purchased by OpCo from Westlake and included in cost of sales relate primarily to feedstock purchased under the Feedstock Supply Agreement and services provided under the Services and Secondment Agreement.

WESTLAKE CHEMICAL OPCO LP
NOTES TO FINANCIAL STATEMENTS—Continued
(Unaudited)
(in thousands of dollars)

Charges from related parties in cost of sales were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Feedstock purchased from Westlake and included in cost of sales	$51,373	$76,013	$117,481	$156,832
Other charges from Westlake and included in cost of sales	19,665	19,595	40,118	33,491
Total	$71,038	$95,608	$157,599	$190,323
Services from Related Parties Included in Selling, General and Administrative Expenses
Charges for services purchased by OpCo from Westlake and included in selling, general and administrative expenses primarily relate to services Westlake performs on behalf of OpCo under the Omnibus Agreement, including OpCo's finance, legal, information technology, human resources, communication, ethics and compliance, and other administrative functions.
Charges from related parties included within selling, general and administrative expenses were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Services received from Westlake and included in selling, general and administrative expenses	$4,771	$4,971	$9,991	$10,119
Goods and Services from Related Parties Capitalized as Assets
Charges for goods and services purchased by OpCo from Westlake which were capitalized as assets relate primarily to the services of Westlake employees under the Services and Secondment Agreement.
Charges from related parties for goods and services capitalized as assets were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Goods and services purchased from Westlake and capitalized as assets	$11,074	$975	$13,081	$1,937
Accounts Receivable from and Accounts Payable to Related Parties
OpCo's accounts receivable from Westlake result primarily from ethylene sales to Westlake and the shortfall recoverable from Westlake under the Ethylene Sales Agreement. Under the Ethylene Sales Agreement, if production costs billed to Westlake on an annual basis are less than 95% of the actual production costs incurred by OpCo during the year, OpCo is entitled to recover the shortfall in the subsequent year. The shortfall is recognized in the period when such production activities occur. OpCo's accounts payable to Westlake result primarily from feedstock purchases under the Feedstock Supply Agreement and services provided under the Services and Secondment Agreement and the Omnibus Agreement.
The related party accounts receivable and accounts payable balances were as follows:

	June 30, 2016	December 31, 2015
Accounts receivable—Westlake, current and non-current	$87,366	$39,655
Accounts payable—Westlake	(26,127)	(15,164)

WESTLAKE CHEMICAL OPCO LP
NOTES TO FINANCIAL STATEMENTS—Continued
(Unaudited)
(in thousands of dollars)

Debt Payable to Related Parties
In connection with the IPO, OpCo assumed promissory notes payable to Westlake ("the August 2013 Promissory Notes") and entered into a senior unsecured revolving credit facility with Westlake. See Note 8 for a description of related party debt payable balances. Interest on related party debt payable balances for the three months ended June 30, 2016 and 2015 were $221 and $856, respectively, and for the six months ended June 30, 2016 and 2015 were $472 and $2,232, respectively. Interest on related party debt payable is presented as interest expense—Westlake in the statements of operations. Interest capitalized as a component of plant and equipment on related party debt was $3,050 and $895 for the three months ended June 30, 2016 and 2015, respectively, and $5,436 and $2,110 for the six months ended June 30, 2016 and 2015, respectively. At June 30, 2016 and December 31, 2015, accrued interest on related party debt was $3,271 and $1,964, respectively, and is reflected as a component of accrued liabilities in the balance sheets.
Debt payable to related parties was as follows:

	June 30, 2016	December 31, 2015
Long-term debt payable to Westlake	$379,997	$248,665
General
OpCo, together with other subsidiaries of Westlake not included in these financial statements, are guarantors under Westlake's revolving credit facility and the indentures governing its senior notes. As of June 30, 2016 and December 31, 2015, Westlake had outstanding letters of credit totaling $18,545 and $30,098, respectively, under its revolving credit facility and $754,000 principal amount outstanding under its senior notes (less the unamortized discount and debt issuance costs of $6,436 and $6,741, as of June 30, 2016 and December 31, 2015, respectively).
The indentures governing Westlake's senior notes prevent OpCo from making distributions to the Partnership if any default or event of default (as defined in the indentures) exists. However, Westlake's credit facility does not prevent OpCo from making distributions to the Partnership.
OpCo has two site lease agreements with Westlake, and each has a term of 50 years. Pursuant to the site lease agreements, OpCo pays Westlake one dollar per site per year.
8. Long-term Debt Payable to Westlake
Long-term debt payable to Westlake consists of the following:

	June 30, 2016	December 31, 2015
August 2013 Promissory Notes (variable interest rate of prime plus 1.5%, original scheduled maturity of August 1, 2023)	$31,775	$31,775
OpCo Revolver (variable interest rate of London Interbank Offered Rate plus 3.0%, original scheduled maturity of August 4, 2019)	348,222	216,890
	$379,997	$248,665
The weighted average interest rate on all long-term debt was 3.74% and 4.23% at June 30, 2016 and December 31, 2015, respectively.
As of June 30, 2016, OpCo was in compliance with all of the covenants under the August 2013 Promissory Notes and the OpCo Revolver.
9. Fair Value Measurements
The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Under the accounting guidance for fair value measurements, inputs used to measure fair value are classified in one of three levels:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

WESTLAKE CHEMICAL OPCO LP
NOTES TO FINANCIAL STATEMENTS—Continued
(Unaudited)
(in thousands of dollars)

There were no assets or liabilities accounted for at fair value on a recurring basis as of June 30, 2016 and December 31, 2015.
OpCo has financial assets and liabilities subject to fair value measures. These financial assets and liabilities include accounts receivable, net, accounts payable and long-term debt payable to Westlake, all of which are recorded at carrying value. The amounts reported in the balance sheets for accounts receivable, net and accounts payable approximate their fair value due to the short maturities of these instruments. The carrying and fair values of OpCo's long-term debt at June 30, 2016 and December 31, 2015 are summarized in the table below. OpCo's long-term debt includes the August 2013 Promissory Notes and the OpCo Revolver. The fair value of debt is determined based on the present value of expected future cash flows using a discounted cash flow methodology. Because OpCo's valuation methodology used for long-term debt requires the use of significant unobservable inputs, the inputs used to measure the fair value of OpCo's long-term debt are classified as Level 3 within the fair value hierarchy. Inputs used to estimate the fair values of OpCo's long-term debt include the selection of an appropriate discount rate.

	June 30, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
August 2013 Promissory Notes	$31,775	$31,775	$31,775	$31,775
OpCo Revolver	348,222	352,986	216,890	215,738
10. Supplemental Information
Accrued Liabilities
Accrued liabilities were $75,405 and $21,873 at June 30, 2016 and December 31, 2015, respectively. The accruals related to capital expenditures and turnaround costs, which are components of accrued liabilities, were $47,985 and $13,702, respectively, at June 30, 2016, and $14,745 and zero, respectively, at December 31, 2015. No other component of accrued liabilities was more than five percent of total current liabilities.
Non-cash Investing Activity
The change in capital expenditure accrual reducing additions to property, plant and equipment was $50,354 for the six months ended June 30, 2016. The change in capital expenditure accrual reducing additions to property, plant and equipment was $8,594 for the six months ended June 30, 2015.
11. Major Customer and Concentration of Credit Risk
During the three months ended June 30, 2016 and 2015, Westlake accounted for approximately 86.1% and 81.3%, respectively, of OpCo's net sales. During the six months ended June 30, 2016 and 2015, Westlake accounted for approximately 89.1% and 81.1%, respectively, of OpCo's net sales.
12. Commitments and Contingencies
OpCo is subject to environmental laws and regulations that can impose civil and criminal sanctions and that may require OpCo to mitigate the effects of contamination caused by the release or disposal of hazardous substances into the environment. These laws include the federal Clean Air Act, the federal Water Pollution Control Act, the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Toxic Substances Control Act and various other federal, state and local laws and regulations. Under CERCLA, an owner or operator of property may be held strictly liable for remediating contamination without regard to whether that person caused the contamination, and without regard to whether the practices that resulted in the contamination were legal at the time they occurred. Because OpCo's production sites have a history of industrial use, it is impossible to predict precisely what effect these legal requirements will have on OpCo. Westlake will indemnify OpCo for liabilities that occurred or existed prior to August 4, 2014.
Contract Disputes with Goodrich and PolyOne. In connection with the 1990 and 1997 acquisitions of the Goodrich Corporation ("Goodrich") chemical manufacturing facility in Calvert City, Kentucky, which is a portion of the B.F. Goodrich superfund site, Goodrich agreed to indemnify Westlake for any liabilities related to preexisting contamination at the site.

WESTLAKE CHEMICAL OPCO LP
NOTES TO FINANCIAL STATEMENTS—Continued
(Unaudited)
(in thousands of dollars)

Westlake agreed to indemnify Goodrich for post-closing contamination caused by Westlake's operations. The soil and groundwater at the site had been extensively contaminated under Goodrich's operations. In 1993, Goodrich spun off the predecessor of PolyOne Corporation ("PolyOne"), and that predecessor assumed Goodrich's indemnification obligations relating to preexisting contamination.
In 2003, litigation arose among Westlake, Goodrich and PolyOne with respect to the allocation of the cost of remediating contamination at the site. The parties settled this litigation in December 2007, and the case was dismissed. In the settlement the parties agreed that, among other things: (1) PolyOne would pay 100% of the costs (with specified exceptions), net of recoveries or credits from third parties, incurred with respect to environmental issues at the Calvert City site from August 1, 2007 forward; (2) either Westlake or PolyOne might, from time to time in the future (but not more than once every five years), institute an arbitration proceeding to adjust that percentage; and (3) Westlake and PolyOne would negotiate a new environmental remediation utilities and Services and Secondment Agreement to cover Westlake's provision to or on behalf of PolyOne of certain environmental remediation services at the site. The current environmental remediation activities at the Calvert City site do not have a specified termination date but are expected to last for the foreseeable future. The costs incurred by Westlake that have been invoiced to PolyOne to provide the environmental remediation services were $2,210 in 2015. By letter dated March 16, 2010, PolyOne notified Westlake that it was initiating an arbitration proceeding under the settlement agreement. In this proceeding, PolyOne sought to readjust the percentage allocation of costs and to recover approximately $1,400 from Westlake in reimbursement of previously paid remediation costs. In December 2015, the arbitration panel dismissed the proceeding with prejudice. In a separate proceeding in Ohio state court, Westlake is seeking certain insurance documents from PolyOne.
Westlake will indemnify OpCo for liabilities that occurred or existed prior to August 4, 2014.
State Administrative Proceedings. There are several administrative proceedings in Kentucky involving Westlake, Goodrich and PolyOne related to the same manufacturing site in Calvert City, which includes OpCo's natural gas liquids processing facility in Calvert City. In 2003, the Kentucky Environmental and Public Protection Cabinet (the "Cabinet") re-issued Goodrich's RCRA permit which requires Goodrich to remediate contamination at the Calvert City manufacturing site. Both Goodrich and PolyOne challenged various terms of the permit in an attempt to shift Goodrich's clean-up obligations under the permit to Westlake. Westlake intervened in the proceedings. The Cabinet has suspended all corrective action under the RCRA permit in deference to a remedial investigation and feasibility study ("RIFS") being conducted, under the auspices of the U.S. Environmental Protection Agency ("EPA") pursuant to an Administrative Settlement Agreement ("AOC"), which became effective on December 9, 2009. See "Federal Administrative Proceedings" below. Periodic status conferences will be held to evaluate whether additional proceedings will be required.
Federal Administrative Proceedings. In May 2009, the Cabinet sent a letter to the EPA requesting the EPA's assistance in addressing contamination at the Calvert City site under CERCLA. In its response to the Cabinet, the EPA stated that it concurred with the Cabinet's request and would incorporate work previously conducted under the Cabinet's RCRA authority into the EPA's cleanup efforts under CERCLA. Since 1983, the EPA has been addressing contamination at an abandoned landfill adjacent to OpCo's plant which had been operated by Goodrich and which was being remediated pursuant to CERCLA. The EPA has directed Goodrich and PolyOne to conduct additional investigation activities at the landfill and at the Calvert City site. In June 2009, the EPA notified Westlake that Westlake may have potential liability under section 107(a) of CERCLA at its plant site. Liability under section 107(a) of CERCLA is strict and joint and several. The EPA also identified Goodrich and PolyOne, among others, as potentially responsible parties at the plant site. Westlake negotiated, in conjunction with the other potentially responsible parties, an AOC and an order to conduct an RIFS. Due to OpCo's ownership and current operation of the property, OpCo may be subject to additional requirements and liabilities under CERCLA.

WESTLAKE CHEMICAL OPCO LP
NOTES TO FINANCIAL STATEMENTS—Continued
(Unaudited)
(in thousands of dollars)

Potential Flare Modifications. For several years, the EPA has been conducting an enforcement initiative against petroleum refineries and petrochemical plants with respect to emissions from flares. A number of companies have entered into consent agreements with the EPA requiring both modifications to reduce flare emissions and the installation of additional equipment to better track flare operations and emissions. On April 21, 2014, Westlake received a Clean Air Act Section 114 Information Request from the EPA which sought information regarding flares at the Calvert City and Lake Charles facilities. Westlake submitted information pursuant to such request, including information regarding three flares that OpCo owns. The EPA has informed Westlake that the information provided leads the EPA to believe that some of the flares are out of compliance with applicable standards. The EPA has demanded that Westlake conduct additional flare sampling and provide supplemental information. Westlake is currently in negotiations with the EPA regarding these demands, some of which are applicable to OpCo's flares. The EPA has indicated that it is seeking a consent decree with that would obligate Westlake to take corrective actions relating to the alleged noncompliance. Westlake has not agreed that any flares are out of compliance or that any corrective actions are warranted. Depending on the outcome of Westlake's negotiations with the EPA, additional controls on emissions from OpCo's flares may be required and these could result in increased capital and operating costs.
Louisiana Notice of Violations. The Louisiana Department of Environmental Quality ("LDEQ") has issued notices of violations ("NOVs") regarding OpCo's assets, and those of Westlake, for various air compliance issues. OpCo and Westlake are working with LDEQ to settle these claims, and a global settlement of all claims is being discussed. While settlement may result in a total civil penalty in excess of $100, such a settlement will likely cover assets owned by OpCo and Westlake, and to the extent it covers OpCo's assets, Westlake will indemnify OpCo for liabilities that occurred or existed prior to August 4, 2014. Westlake has reached a verbal agreement with the LDEQ to settle various NOVs in two separate settlements for a combined $192 in civil penalties.
In addition to the matters described above, OpCo is involved in various legal proceedings incidental to the conduct of its business. OpCo does not believe that any of these legal proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.
13. Subsequent Events
On August 4, 2016, OpCo and Westlake entered into an amendment to the Ethylene Sales Agreement in order to provide that certain of the pricing components that make up the price for ethylene sold thereunder would be grossed up to reflect the portion of OpCo’s production capacity that is used to process Westlake’s purge gas instead of producing ethylene and to clarify that costs specific to the processing of Westlake’s purge gas would be recovered under the Services and Secondment Agreement, and not the Ethylene Sales Agreement.
Subsequent events were evaluated through the date on which the financial statements were issued.